Exhibit 99.1

Kornit Digital Reports Preliminary Results for Third Quarter 2017

ROSH-HA’AYIN, Israel, Sept. 26, 2017 (GLOBE NEWSWIRE) -- Kornit Digital Ltd. (NASDAQ:KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported preliminary results for the third quarter of 2017.

The Company now expects third quarter 2017 non-GAAP revenue to be in a range of $27.0 million to $28.5 million, compared with its previous guidance of $34.0 million to $38.0 million. The revenue shortfall is attributable to a single customer, who is unable to take delivery as scheduled of a large number of systems due to unforeseen protracted delays in the receipt of regulatory permits for their site, which postponed commencement of operations of a new facility intended for the systems.

As a result of the lower system revenue, the Company also announced that it expects consolidated third quarter non-GAAP operating margin to be in a range of 3.0% to 5.0% of non-GAAP revenue, compared with its previously disclosed third quarter guidance of 13.0% to 17.0%. The Company noted that it expects a favorable gross margin performance resulting from the higher mix of ink and consumables relative to system sales, as well as an increase in service revenue.

Gabi Seligsohn, Kornit Digital’s Chief Executive Officer commented, “We are disappointed in the further delay of a key customer’s site launch which caused a significant reduction in our quarterly revenues. At the same time, this important customer remains committed to the Kornit platform and we stand ready to execute on the program when site permit issues abate. This issue notwithstanding, our underlying business continues to grow and we continue to drive meaningful progress in achieving our strategic objectives. During the third quarter we added two new Vulcan customers, received an order for multiple Storm Hexa systems from a leading Chinese e-commerce player and continued to increase sales of upgrades, bringing us close to our targeted breakeven point in our services business. I am confident that our strategy will allow us to continue to lead the DTG market as well as expand our position in the roll-to-roll market at a time when digital printing is enabling an online revolution.”

Conference Call Details

Gabi Seligsohn, the Company’s Chief Executive Officer, and Guy Avidan, the Company’s Chief Financial Officer will host a conference call with analysts and investors today, September 26, 2017 at 5:00 p.m. ET, or 0:00 Israel time to further discuss the details of preliminary third quarter results and will provide initial commentary on the fourth-quarter outlook.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-800-289-0498 or +1-719-457-2654. The toll-free Israeli number is 1 80 924 6042. The confirmation code is 5101965.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 (international) and enter confirmation code 5101965. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, September 26, 2017, and will last through 11:59 p.m. ET on Tuesday, October 10, 2017. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Full Third Quarter 2017 Results and Conference Call

The Company will release its full third-quarter results on November 7, 2017 after the market close, followed by a conference call at 5:00 pm ET, or 0:00 Israel time. Dial in details for the regular earnings call will be issued via press release at a later date.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: our success in developing, introducing and selling new or improved products and product enhancements, our ability to consummate sales to large accounts with multi-system delivery plans, the timing of facility roll-outs of our large accounts, our ability to fill orders for our systems, our ability to continue to increase sales of our systems and ink and consumables, our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, our success in marketing, and those factors referred to under “Risk Factors” in the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2017. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of the fair value of warrants deducted from revenues, acquisition related expenses, share-based compensation expenses, amortization of acquired intangible assets and restructuring expenses. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. The Company has not reconciled its non-GAAP guidance to the nearest equivalent GAAP measure. Such reconciliation is not available without unreasonable effort because the fair value of the warrants which is a key element of the Company’s non-GAAP financial measures is impacted by the Company’s share price, which is information the Company cannot predict.

About Kornit

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com